RS Small Cap Core Equity VIP Series

Investment Objective

Long-term capital appreciation.

Principal Investment Strategies

The Series invests principally in equity securities of small-capitalization companies at the time of initial purchase. RS Investments currently expects that the Series will normally hold between 40 and 60 securities positions.

RS Investments typically considers a number of factors in evaluating a potential investment, including, for example, its assessment of:

- whether the company has the potential for strong and sustainable revenue and earnings-per-share growth;
- whether the company can achieve and sustain a long-term competitive advantage in what RS Investments considers a growth industry or a niche in an established industry;
- whether the company has a superior management team.

RS Investments may consider selling a security for the Series if, for example, in RS Investments' judgment:

- the price of the security appears high in light of the company's long-term prospects;
- the company's business fundamentals turn negative;
- another investment may offer a better opportunity.

Although RS Investments may consider the factors described above in purchasing or selling investments for the Series, RS Investments may purchase, sell, or continue to hold an investment for the Series whenever it believes that doing so may benefit the Series or on the basis of any of the factors described above or any other factors it may at its discretion consider.

The Series may hold a substantial portion of its assets in cash and cash equivalents, although it will not necessarily do so.

Principal Investments

The Series normally invests at least 80% of its net assets in equity securities of small-capitalization companies, which may include common stocks, preferred stocks, or other securities convertible into common stock. The Series defines small-capitalization companies as those with market capitalizations of $3 billion or below at the time of initial purchase. The Series may invest up to 20% of its net assets in companies that have market capitalizations within the range of the Russell 2000® Index but are above $3 billion in market capitalization. As of March 31, 2009, the market capitalization of companies in the Russell 2000® Index ranged between approximately $[ ] million and $[ ] billion.

Principal Risks

You may lose money by investing in the Series. The principal risks of investing in the Series, which could adversely affect its net asset value and total return, are as follows.

Equity Securities Risk
The value of a company's stock may decline in response to factors affecting that particular company or stock markets generally.

Investment Style Risk

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Deleted: RS Investments uses a blended approach in managing the Series' portfolio, which is composed of both growth and value stocks. RS Investments chooses investments for the Series based on a rigorous analysis of companies. This analysis is both fundamental and quantitative in nature. Through the fundamental analysis, RS Investments seeks to achieve a thorough understanding of a company's financial performance and prospects as well as the strength of its business model and competitive position versus peer companies. RS Investments also considers the prospects for specific industries as well as the overall economy to provide a broader context for each investment decision and for portfolio construction. RS Investments utilizes several quantitative stock screening tools to identify potential buy and sell candidates for further research. Also, RS Investments integrates disciplined portfolio construction techniques and risk models to monitor and analyze the investment risks in the Series' portfolio. ¶

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Deleted: The Series typically invests most of its assets in securities of U.S. companies but may also invest up to 15% of its net assets in foreign securities. To the extent that the Series invests in securities denominated in foreign currencies, it may, but will not necessarily, use forward foreign-currency exchange contracts to hedge against adverse changes in currency exchange rates. The Series may also make investments in the real estate sector, including investments in real estate investment trusts (REITs). The Series may invest a portion of its assets in master limited partnership units, including master limited partnerships engaged primarily in natural resources industries. ¶
As a temporary defensive strategy, the Series may invest some or all of its assets in debt obligations, including U.S. government securities, investment-grade corporate bonds, commercial paper, repurchase agreements, and cash equivalents. ¶

A mutual fund investing principally in aggressive growth style stocks may at times underperform other mutual funds that invest more broadly or that have different investment styles.

Small Companies Risk
Small companies may be subject to a number of risks not associated with larger, more established companies, potentially making their stock prices more volatile and increasing the risk of loss.

Limited Portfolio Risk
To the extent the Series invests its assets in a more limited number of issuers than most other mutual funds, a decline in the market value of a particular security may affect the Series' value more than if the Series invested in a larger number of issuers.

Deleted: Foreign Securities Risk ¶
Foreign securities are subject to political, regulatory, economic, and exchange-rate risks not present in domestic investments. In addition, when the Series buys securities denominated in a foreign currency, there are special risks such as changes in currency exchange rates and the risk that a foreign government could regulate foreign exchange transactions.

Overweighting Risk
Overweighting investments in an industry or group of industries increases the risk of loss because the stocks of many or all of the companies in the industry or group of industries may decline in value due to developments adversely affecting the industry or group of industries.

Underweighting Risk
If the Series underweights its investment in an industry or group of industries, the Series will participate in any general increase in the value of companies in that industry or group of industries less than if it had invested more of its assets in that industry or group of industries.

Technology Investment Risk
Investments in technology companies may be highly volatile. Their values may be adversely affected by such factors as, for example, rapid technological change, changes in management personnel, changes in the competitive environment, and changes in investor sentiment. Many technology companies are small or midsized companies and may be newly organized.

Portfolio Turnover Risk
Frequent purchases and sales of portfolio securities may result in higher Series expenses and may result in more significant distributions of short-term capital gains to investors, which are taxed as ordinary income. In recent periods, the Series has experienced annual portfolio turnover in excess of 100% and will likely experience high portfolio turnover rates in the future.

Cash Position Risk
To the extent that the Series holds assets in cash and cash equivalents and not in the investments previously described, the ability of the Series to meet its objective may be limited.

Liquidity Risk
Lack of a ready market or restrictions on resale may limit the ability of the Series to sell a security at an advantageous time or price. In addition, the Series, by itself or together with other accounts managed by RS Investments, may hold a position in a security that is large relative to the typical trading volume for that security, which can make it difficult for the Series to dispose of the position at an advantageous time or price.